Exhibit 99.1

APTORUM GROUP LIMITED

Financial Statements

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2021 and December 31, 2020

(Stated in U.S. Dollars)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash	$19,935,888	$3,495,231
Restricted cash	130,125	130,125
Digital currencies	-	1,539
Accounts receivable	47,093	62,221
Inventories	32,785	39,133
Marketable securities, at fair value	702,937	28,384,944
Investments in derivatives	-	4,289
Amounts due from related parties	113,858	-
Due from brokers	160,341	160,337
Other receivables and prepayments	795,087	1,378,996
Total current assets	21,918,114	33,656,815
Property, plant and equipment, net	4,148,449	4,686,323
Operating lease right-of-use assets	355,202	547,389
Non-marketable investments	4,079,707	4,079,707
Intangible assets, net	917,170	964,857
Long-term deposits	296,225	296,225
Total Assets	$31,714,867	$44,231,316

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$133,761	$145,926
Accounts payable and accrued expenses	3,537,237	3,240,772
Finance lease liabilities, current	50,881	49,396
Operating lease liabilities, current	339,040	432,600
Total current liabilities	4,060,919	3,868,694
Finance lease liabilities, non-current	22,106	47,923
Operating lease liabilities, non-current	63,008	155,121
Loan payables to related parties	1,098,492	2,007,285
Total Liabilities	$5,244,525	$6,079,023

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 13,170,374 and 11,584,324 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	$13,170,374	$11,584,324
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of June 30, 2021 and December 31, 2020)	22,437,754	22,437,754
Additional paid-in capital	42,441,471	38,247,903
Accumulated other comprehensive income	28,267	53,296
Accumulated deficit	(46,570,550)	(30,489,126)
Total equity attributable to the shareholders of Aptorum Group Limited	31,507,316	41,834,151
Non-controlling interests	(5,036,974)	(3,681,858)
Total equity	26,470,342	38,152,293
Total Liabilities and Equity	$31,714,867	$44,231,316

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2021 and 2020

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$637,784	$327,273
Operating expenses
Costs of healthcare services	(629,987)	(436,171)
Research and development expenses	(5,508,356)	(4,315,033)
General and administrative fees	(2,564,117)	(2,076,634)
Legal and professional fees	(1,240,512)	(1,540,304)
Other operating expenses	(189,125)	(641,457)
Total operating expenses	(10,132,097)	(9,009,599)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(7,565,273)	192,134
Gain on non-marketable investment	-	1,635,939
Loss on investments in derivatives, net	(4,289)	(101,233)
Gain on use of digital currencies	4,918	-
Interest expense, net	(126,102)	(144,226)
Sundry income	82,652	111,398
Total other (loss) income, net	(7,608,094)	1,694,012

Net loss	$(17,102,407)	$(6,988,314)
Less: net loss attributable to non-controlling interests	(1,020,983)	(783,749)

Net loss attributable to Aptorum Group Limited	$(16,081,424)	$(6,204,565)

Net loss per share – basic and diluted	$(0.47)	$(0.21)
Weighted-average shares outstanding – basic and diluted	34,280,137	29,956,393

Net loss	$(17,102,407)	$(6,988,314)
Other Comprehensive (loss) income
Exchange differences on translation of foreign operations	(25,029)	31,170
Other Comprehensive (loss) income	(25,029)	31,170
Comprehensive loss	(17,127,436)	(6,957,144)
Less: comprehensive loss attributable to non-controlling interests	(1,020,983)	(783,751)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(16,106,453)	(6,173,393)

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2021 and 2020

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2021	11,584,324	$11,584,324	22,437,754	$22,437,754	$38,247,903	$(30,489,126)	$53,296	$(3,681,858)	$38,152,293
Issuance of share to non-controlling interest	-	-	-	-	34,133	-	-	(34,133)	-
Net loss	-	-	-	-	-	(16,081,424)	-	(1,020,983)	(17,102,407)
Issuance of Class A Ordinary Shares	1,387,925	1,387,925	-	-	2,612,075	-	-	-	4,000,000
Share-based compensation	-	-	-	-	712,919	-	-	-	712,919
Exercise of share options	158,125	158,125	-	-	441,010	-	-	-	599,135
Exercise of warrants	40,000	40,000	-	-	90,012	-	-	-	130,012
Disposal of subsidiaries under common control transaction	-	-	-	-	303,419	-	(5,386)	(300,000)	(1,967)
Exchange difference on translation of foreign operations	-	-	-	-	-	-	(19,643)	-	(19,643)

Balance, June 30, 2021 (Unaudited)	13,170,374	$13,170,374	22,437,754	$22,437,754	$42,441,471	$(46,570,550)	$28,267	$(5,036,974)	$26,470,342

Balance, January 1, 2020	6,597,362	$6,597,362	22,437,754	$22,437,754	$24,887,624	$(37,555,980)	$(5,552)	$(1,509,456)	$14,851,752
Issuance of shares to non-controlling interest	-	-	-	-	22,325	-	-	(22,325)	-
Net loss	-	-	-	-	-	(6,204,565)	-	(783,749)	(6,988,314)
Issuance of Class A Ordinary Shares and warrants, net of issuance cost	1,351,350	1,351,350	-	-	7,662,977	-	-	-	9,014,327
Share-based compensation	-	-	-	-	584,094	-	-	-	584,904
Exercise of share options	2,274	2,274	-	-	27,084	-	-	-	29,358
Exchange difference on translation of foreign operations	-	-	-	-	-	-	31,170	(2)	31,168

Balance, June 30, 2020 (Unaudited)	7,950,986	$7,950,986	22,437,754	$22,437,754	$33,184,104	$(43,760,545)	$25,618	$(2,315,532)	$17,522,385

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2021 and 2020

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(17,102,407)	$(6,988,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	596,864	702,633
Share-based compensation	712,919	584,094
Loss (gain) on investments in marketable securities, net	7,565,273	(192,134)
Gain on non-marketable investment	-	(1,635,939)
Loss on investments in derivatives, net	4,289	101,233
Gain on use of digital currencies	(4,918)	-
Settlement of service fee by tokens and digital currencies	10,457	12,000
Operating lease cost	212,640	288,057
Loss on disposal of property, plant and equipment	-	62,705
Impairment loss of property, plant and equipment	-	330,445
Impairment loss of other receivables and prepayment	80,000	-
Interest income	(2,905)	(643)
Interest expense	126,417	140,879
Accretion of finance lease liabilities	2,590	3,990
Changes in operating assets and liabilities:
Accounts receivable	15,128	(1,153)
Inventories	6,348	(133)
Other receivables and prepayments	502,815	(332,750)
Long-term deposits	-	(11,584)
Due from brokers	(4)	156,671
Amounts due from related parties	(1,923)	50,962
Amounts due to related parties	(138,582)	2,852
Accounts payable and accrued expenses	867,090	(29,382)
Operating lease liabilities	(206,126)	(270,434)
Net cash used in operating activities	(6,754,035)	(7,025,945)

Cash flows from investing activities
Disposal of subsidiary, net of cash disposed	(113,828)	-
Purchases of intangible assets	(6,026)	-
Purchases of property, plant and equipment	(5,278)	(53,555)
Proceeds from sale of marketable securities	20,116,734	952,196
Net cash provided by investing activities	19,991,602	898,641

Cash flows from financing activities
Payment of finance lease obligations	(26,922)	(26,924)
Exercise of warrants	130,012	-
Loan from a related party	3,500,000	500,000
Repayment of loan from related parties	(4,400,000)	(4,529,778)
Proceeds from issuance of Class A Ordinary Shares and warrants, net	4,000,000	9,229,995
Payments for issuance costs	-	(215,668)
Net cash provided by financing activities	3,203,090	4,957,625

Net increase (decrease) in cash and restricted cash	16,440,657	(1,169,679)
Cash and restricted cash- Beginning of period	3,625,356	5,293,173
Cash and restricted cash - End of period	$20,066,013	$4,123,494
Supplemental disclosures of cash flow information
Interest paid	$133,623	$73,220
Income taxes paid	$-	$-
Reconciliation of cash and restricted cash
Cash	$19,935,888	$4,019,324
Restricted cash	130,125	104,170
Total cash and restricted cash shown on the condensed consolidated statements of cash flows	$20,066,013	$4,123,494

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

1. ORGANIZATION

The condensed consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

2. LIQUIDITY

The Group reported a net loss of $17,102,407 and net operating cash outflow of $6,754,035 for the six months ended June 30, 2021. In addition, the Group had an accumulated deficit of $46,570,550 as of June 30, 2021. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of issuance of the condensed consolidated financial statements, the Group has approximately $16 million of restricted and unrestricted cash and approximately $15 million of undrawn line of credit facility from related parties. Based upon the current market price of the Group’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budgeting to ensure operating costs will not exceed the aforementioned sources of funds to continue as a going concern for a period within one year after the issuance of its condensed consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued and the Group has prepared the condensed consolidated financial statements on a going concern basis. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceeds the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you the financing will be available in amounts or on terms acceptable to us, if at all.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The condensed consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in preparation of the condensed consolidated financial statements. Non-controlling interests represent the equity interests that are not attributable to the Group.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include valuation of equity securities, fair value of investments in securities, finance lease, warrants and share options, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of receivables. Actual results could differ from those estimates.

Marketable securities

Marketable securities are publicly traded stocks measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because the Group either uses quoted prices for identical assets in active markets, inputs that are based upon quoted prices for similar instruments in active markets, or quoted prices for identical assets in markets with insufficient volume or infrequent transaction (less active markets).

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Non-marketable investments

Non-marketable investments are comprising of investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Non-marketable investments are classified as non-current assets on the condensed consolidated balance sheets as those investments do not have stated contractual maturity dates.

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

Operating leases

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Revenue recognition

Revenue is recognized under ASC 606 for both periods presented when (or as) the Group satisfies performance obligations by transferring a promised goods or services to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer. Revenue from healthcare services is measured upon the provision of the relevant services.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief. The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, accounts receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Group adopted this standard effective January 1, 2021. The adoption does not have a material effect on the Group’s consolidated financial statements.

Recently issued accounting standards which have not yet been adopted

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. This standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, on a prospective basis, and early adoption is permitted. The Group is currently evaluating the impact of the new standard on its consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

4. REVENUE

For the six months ended June 30, 2021 and 2020, all revenue came from provision of healthcare services in Hong Kong.

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2021 and December 31, 2020:

June 30, 2021 (Unaudited)	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$66,781	$636,156	$-	$702,937
Total assets at fair value	$66,781	$636,156	$-	$702,937

December 31, 2020	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$66,062	$28,318,882	$-	$28,384,944
Investments in derivatives
Warrants	-	-	4,289	4,289
Total assets at fair value	$66,062	$28,318,882	$4,289	$28,389,233

The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis for the six months ended June 30, 2021 and 2020:

Warrants
Balance at January 1, 2021	$4,289
Change in unrealized depreciation	(4,289)
Balance at June 30, 2021 (Unaudited)	$-
Net change in unrealized depreciation relating to investments still held at June 30, 2021	-

Warrants
Balance at January 1, 2020	$203,320
Change in unrealized appreciation	(101,233)
Balance at June 30, 2020 (Unaudited)	$102,087
Net change in unrealized appreciation relating to investments still held at June 30, 2020	(101,233)

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of December 31, 2020, which utilized significant unobservable internally-developed inputs:

December 31, 2020	Valuation technique	Unobservable input	Range (weighted average)

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	6 months 122%

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment. Any changes in carrying value are recorded within other income (loss), net in the condensed consolidated statements of operations.

The following is a summary of unrealized gains and losses recorded in other income (loss), net, and included as adjustments to the carrying value of non-marketable investments held as of June 30, 2021 and 2020 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Upward adjustments	$-	$1,635,939
Total unrealized gain for non-marketable investments	$-	$1,635,939

The Group did not record any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the six months ended June 30, 2021and 2020.

The following table summarizes the total carrying value of the non-marketable investments held as of June 30, 2021 and December 31, 2020 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the investments:

	June 30, 2021	December 31, 2020
	(Unaudited)
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	-	-
Total carrying value at the end of the year	$4,079,707	$4,079,707

The Group did not transfer any non-marketable investments into marketable securities during the six months ended June 30, 2021 and 2020.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of June 30, 2021 and December 31, 2020 consisted of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Prepaid insurance	$226,692	$82,060
Prepaid research and development expenses	214,768	978,044
Prepaid service fee	152,384	174,114
Prepaid rental expenses	13,406	14,251
Rental deposits	12,071	12,022
Other receivables	97,527	74,176
Other prepaid expenses	78,239	44,329
	$795,087	$1,378,996

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of June 30, 2021 and December 31, 2020 consisted of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Computer equipment	$78,980	$77,611
Furniture, fixture, and office and medical equipment	264,623	262,664
Leasehold improvements	542,514	542,514
Laboratory equipment	4,060,488	4,058,538
Motor vehicle under finance leases	239,093	239,093
Assets in construction	1,899,169	1,899,169
	7,084,867	7,079,589
Less: accumulated depreciation	2,936,418	2,393,266
Property, plant and equipment, net	$4,148,449	$4,686,323

Depreciation expenses for property, plant and equipment amounted to $543,152 and $583,104 for the six months ended June 30, 2021 and 2020, respectively.

During the six months ended June 30, 2020, the Group recorded $330,445 of impairment loss of buildings in other operating expenses due to the management assessed that its carrying amount may not be recoverable. During the six months ended June 30, 2021, no impairment loss was recorded.

As a result of the relocation of office, the Group disposed certain leasehold improvement and furniture, fixture, and office equipment in the old office and incurred a disposal loss of $62,705 in other operating expenses for the six months ended June 30, 2020. During the six months ended June 30, 2021, no gain or loss from disposal was recorded.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

8. LONG-TERM DEPOSITS

Long-term deposits as of June 30, 2021 and December 31, 2020 consisted of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Rental deposits	$149,175	$149,175
Prepayments for equipment	147,050	147,050
	$296,225	$296,225

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of June 30, 2021 and December 31, 2020 consisted of:

	June 30, 2021	December 31, 2020
	(Unaudited)
Deferred bonus and salaries payable	$2,305,496	$2,078,958
Research and development expenses payable	929,694	750,989
Professional fees payable	144,713	185,838
Cost of healthcare services payable	107,399	104,457
Insurance expenses payable	-	33,152
Others	49,935	87,378
	$3,537,237	$3,240,772

10. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries of the Group in Hong Kong did not have assessable profits that were derived Hong Kong during the six months ended June 30, 2021 and 2020. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within the United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary of the Group in the United Kingdom did not have assessable profits that were derived from the United Kingdom during the six months ended June 30, 2021 and 2020. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the six months ended June 30, 2021 and 2020. Therefore, no Singapore profit tax has been provided for in the periods presented.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the six months ended June 30, 2021 and 2020. Therefore, no United States profit tax has been provided for in the periods presented.

Canada: in accordance with the relevant tax laws and regulations of Canada, a company registered in Canada is subject to income taxes within Canada at the applicable tax rate on taxable income. All the Canada subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 15%. The subsidiary in Canada did not have assessable profits that were derived from Canada during the six months ended June 30, 2021 and 2020. Therefore, no Canada profit tax has been provided for in the periods presented.

Ireland: in accordance with the relevant tax laws and regulations of Ireland, a company registered in Ireland is subject to income taxes within Ireland at the applicable tax rate on taxable income. All the Ireland subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 12.5%. The subsidiary in Ireland did not have assessable profits that were derived from Ireland during the six months ended June 30, 2021 and 2020. Therefore, no Ireland profit tax has been provided for in the periods presented.

On a semi-annually basis, the Group evaluates the realizability of deferred tax assets by jurisdiction and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Group considers historical profitability, evaluation of scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies. Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. After consideration of all positive and negative evidence, the Group believes that as of June 30, 2021, it is more likely than not the deferred tax assets will not be realized.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

11. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group;
(b)	Darren Lui, the President and an Executive Director of the Group;
(c)	Clark Cheng, the Executive Director of the Group;
(d)	AENEAS CAPITAL LIMITED, an entity controlled by Ian Huen;
(e)	Aeneas Group Limited, an entity controlled by Ian Huen;
(f)	Aeneas Management Limited, an entity controlled by Ian Huen;
(g)	Aenco Limited, an entity controlled by Ian Huen;
(h)	Aeneas Technology (Hong Kong) Ltd, an entity controlled by Ian Huen;
(i)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;
(j)	CGY Investment Limited, an entity jointly controlled by Darren Lui;
(k)	ACC Medical Limited, an entity controlled by Clark Cheng;
(l)	Sabrina Khan, the Chief Financial Officer of the Group;
(m)	SMTPH Limited, an entity controlled by Ian Huen

Amounts due from related parties

Amounts due from related parties consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Current	(Unaudited)
Aeneas Management Limited	$1,923	$-
SMTPH Limited	111,935	-
Total	$113,858	$-

Amounts due to related parties

Amounts due to related parties consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Current	(Unaudited)
Aeneas Group Limited	$133,736	$123,922
Jurchen Investment Corporation	-	19,454
Ian Huen	-	2,110
Darren Lui	14	-
Sabrina Khan	11	39
Clark Cheng	-	401
Total	$133,761	$145,926

Non-current
Aeneas Group Limited (Note a)	$1,098,492	$1,507,285
Jurchen Investment Corporation (Note a)	-	500,000
Total	$1,098,492	$2,007,285

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Loan from related parties (Note a)
- Aeneas Group Limited	$1,000,000	$500,000
- Jurchen Investment Corporation	$2,500,000	$-

Repayment of loan and loan interest (Note a)
- Aeneas Group Limited	$1,448,526	$1,979,782
- Jurchen Investment Corporation	$3,085,097	$2,549,996

Interest expenses (Note a)
- Aeneas Group Limited	$60,773	$89,404
- Jurchen Investment Corporation	$65,644	$51,475

Consultant, management and administrative fees (Note b)
- CGY Investments Limited	$80,000	$76,129
- ACC Medical Limited	$79,402	$-
- Aeneas Management Limited	$-	$231,795
- Aenco Limited	$-	$476,923
- Aeneas Technology (Hong Kong) Limited	$-	$247,118

Rental expense (Note c)
- Jurchen Investment Corporation	$-	$96,300

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Note a: On August 13, 2019, the Group entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing the Group to access up to a total $15 million in line of credit debt financing. The line of credit will mature on August 12, 2022 and the interest on the outstanding principal indebtedness will be at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

Note b: CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is entitled to receive HK $104,000 (approximately $13,333) per calendar month. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is entitled to receive HK $101,542 (approximately $13,018) per calendar month. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

Aenco Limited provided certain information technology services to the Group. Aenco Limited was initially entitled to receive a fixed amount of services fees of HKD 540,000 (approximately $69,231) per calendar month with the expiry date on December 31, 2020. The agreement was replaced by another agreement on April 1, 2020. Pursuant to the replaced agreement, Aenco Limited is entitled to receive a fixed amount of services fee of HKD 700,000 (approximately $89,744) per calendar month. On September 30, 2020, the replaced agreement was terminated as mutually agreed.

Aeneas Technology (Hong Kong) Limited provided research to the Group to assist the Group in computerized drug screening process of Smart-ACTTM platform. Aeneas Technology (Hong Kong) Limited is entitled to receive a fixed amount of research fees of HKD 963,760 (approximately $123,559) per calendar month with the expiry date on October 30, 2021. On September 30, 2020, the agreement was terminated as mutually agreed.

Aeneas Management Limited provided certain documentation and administrative services to the Group. Aeneas Management Limited was initially entitled to receive a fixed amount of services fees of HKD 452,000 (approximately $57,949) per calendar month with the expiry date on December 31, 2020. On April 30, 2020, the agreement was terminated as mutually agreed.

Note c: Jurchen Investment Corporation entered into a sub-tenancy agreement with a subsidiary of the Group for the rental arrangement of an office in Hong Kong. For the period February 1, 2018 through January 31, 2021, Jurchen Investment Corporation was entitled to receive a fixed amount of rental fee of HKD130,000 (approximately $16,667) per calendar month. In May 2020, Jurchen Investment Corporation and the Group mutually agreed to early terminate the rental agreement and returned the office on May 31, 2020.

Note d: On January 2, 2020, Aptorum Medical Limited further issued 115 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 94% to 93%. On January 2, 2021, Aptorum Medical Limited issued 117 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 93% to 92%.

Note e: On May 27, 2021, Aptorum Therapeutics Limited, which is a wholly owned subsidiary of Aptorum Group Limited, entered a Share Sale Agreement to sell all of the shares of SMPTH Limited to Aeneas Group Limited at the consideration $1. The sale of SMPTH Limited was a common control transaction and resulted in $303,419 increase in additional paid-in capital in the condensed consolidated statement of changes in equity.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

12. LEASE

As of June 30, 2021, the Group has three non-short-term operating leases for office, laboratories and clinic with remaining terms expiring from 2020 through 2023 and a weighted average remaining lease term of 1.1 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Lease cost
Finance lease cost:
Depreciation	$23,909	$23,909
Interest on lease liabilities	2,590	3,990
Operating lease cost	212,640	288,057
Short-term lease cost	43,014	31,868
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$282,153	$347,824
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$206,126	$270,434
Financing cash flows from finance leases	26,922	26,924
Right-of-use assets obtained in exchange for new operating lease liabilities	-	1,086,732
Weighted-average remaining lease term – finance leases	1.4 years	2.4 years
Weighted-average remaining lease term – operating leases	1.1 years	1.9 years
Weighted-average discount rate – finance leases	2.5%	2.5%
Weighted-average discount rate – operating leases	8.0%	8.0%

The maturity analysis of operating leases liabilities as of June 30, 2021 is as follows:

June 30, 2021
(Unaudited)
Remaining periods ending December 31,
2021	$244,683
2022	149,539
2023	17,143
Total future undiscounted cash flow	411,365
Less: Discount on operating lease liabilities	(9,317)
Present value of operating lease liabilities	402,048
Less: Current portion of operating lease liabilities	(339,040)
Non-current portion of operating lease liabilities	$63,008

On May 14, 2018, the Group leased a vehicle for its operation with a lease term of 54 months, and the lease was classified as a finance lease. The following lists the components of the net present value of finance leases liabilities:

June 30, 2021
(Unaudited)
Remaining periods ending December 31,
2021	$26,922
2022	49,358
Total future undiscounted cash flow	76,280
Less: Discount on finance lease liabilities	(3,293)
Present value of finance lease liabilities	72,987
Less: Current portion of finance lease liabilities	(50,881)
Non-current portion of finance lease liabilities	$22,106

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

13. ORDINARY SHARES

On May 26, 2021, the Group issued 1,387,925 Class A Ordinary Shares to Jurchen Investment Corporation at $2.882 per share, representing 10% premium to the last closing price of the Group’s Class A Ordinary Shares on the NASDAQ stock exchange.

For the six months ended June 30, 2021, the Group issued 40,000 and 158,125 Class A Ordinary Shares to warrant holders and share option holders respectively.

On February 28, 2020, the Group entered into securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors and Jurchen Investment Corporation, the ultimate parent of the Group, pursuant to which the Company agreed to sell a total of 1,351,350 Class A Ordinary Shares and warrants to purchase 1,351,350 of the Class A Ordinary Shares, for gross proceeds of approximately $10 million. At the completion of the offering, approximately $1.0 million offering costs was charged to additional paid-in capital. Each warrant entitled their holders to purchase 1 Class A Ordinary Shares and is exercisable immediately as of the date of issuance at an exercise price of $7.40 per Class A Ordinary Share and expire seven years from the date of issuance. Additionally, the Group issued 43,243 warrants to placement agent on terms substantially the same as the warrants issued to investors, except that the exercise price of the warrants issued to the placement agent is $8.88. The issued warrants are classified as equity in accordance with ASC 815, Derivatives and Hedging. This ASC provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity’s own stock and (ii) meets the equity classifications conditions. The Group concluded the issued warrants should be equity-classified since they contain no provisions which would require the Group to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

14. SHARE BASED COMPENSATION

Share option plan

A total of 5,500,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the 2017 Omnibus Incentive Plan (the “2017 Share Option Plan”). Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (i) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (ii) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the 2017 Share Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

On March 15, 2019, the Group granted 218,222 share options to directors, employees, external consultants and advisors of the Group with an exercise price of $12.91. On March 16, 2020, the Group granted 536,777 share options to directors, employees, external consultants and advisors of the Group with an exercise price of $2.99. On June 1, 2020, the Group granted 148,792 share options to directors and employees of the Group with an exercise price of $3.11. On August 10, 2020, 27,473 options were granted to a consultant with an exercise price is $3.64 per share. On March 11, 2021, the Company granted total 752,185 share options to employees, directors, external consultants and advisors of the Group with an exercise price of $2.76.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

A summary of the option activity as of June 30, 2021 and 2020 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value $

Outstanding, January 1, 2021	717,717	3.76	11.22

Granted	752,185	2.76	12.29
Exercised	(158,125)	3.79		15,969
Forfeited	(5,602)	2.92
Outstanding, June 30, 2021	1,306,175	3.18	11.50	423,411
Exercisable, June 30, 2021	298,803	4.35	10.40	48,779

Outstanding, January 1, 2020	218,222	12.91	11.51

Granted	685,569	3.02	12.02
Exercised	(2,274)	12.91	-	-
Forfeited	(2,150)	8.79	-
Outstanding, June 30, 2020	899,367	5.38	11.60	-
Exercisable, June 30, 2020	106,852	12.91	10.51	-

The weighted-average grant date fair value of share option grants during the six months ended June 30, 2021 and 2020 was $2.57 and $1.76, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2021	Granted in 2020
Expected volatility	97.70%	88.44%-96.55%
Risk-free interest rate	1.64%	0.59%-0.69%
Expected term from grant date (in years)	5.62-6.41	5.25-7.29
Dividend rate	-	-
Dilution factor	1	0.9909-1
Fair value	$2.51-$2.60	$1.55-$2.66

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $491,696 and $221,223 for the six months ended June 30, 2021 respectively, and $427,062 and $157,032 for the six months ended June 30, 2020 respectively.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

15. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Aptorum Group Limited	$(16,081,424)	$(6,204,565)
Denominator:
Basic and diluted weighted average shares outstanding	34,280,137	29,956,393

Basic and diluted loss per share	$(0.47)	$(0.21)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive.

16. CONTINGENT PAYMENT OBLIGATIONS

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of June 30, 2021, we had non-cancellable purchase commitments of $49,166.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2021 are as below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,956,410
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	108,284,615

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	201,349

Total	$108,485,964

For the six months ended June 30, 2021 and 2020, the Group incurred $59,232 and nil milestone payments, respectively. For the six months ended June 30, 2021 and 2020, the Group did not incur any royalties or research and development funding.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

17. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the condensed consolidated financial statements, no subsequent event is identified that would have required adjustment or disclosure in the condensed consolidated financial statements.